Exhibit 99.1

EXECUTION VERSION

AURORA CANNABIS INC.

COMMON SHARES

SALES AGREEMENT

May 14, 2019

Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

BMO Capital Markets Corp.

3 Times Square

New York, NY 10036

Ladies and Gentlemen:

Aurora Cannabis Inc. (the “Company”), confirms its agreement (this “Agreement”) with Cowen and Company, LLC (“Cowen”) and BMO Capital Markets Corp. (“BMOCM” and, together with Cowen, the “Agents”), as follows:

1. Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, acting as agent and/or principal, the Company’s common shares, no par value per share (the “Common Shares”), having an aggregate offering price of up to US$400,000,000 (the “Placement Shares”). Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitation set forth in this Section 1 on the number of Placement Shares issued and sold under this Agreement shall be the sole responsibility of the Company, and the Agents shall have no obligation in connection with such compliance. The issuance and sale of Placement Shares through the Agents will be effected pursuant to the Registration Statement (as defined below) filed by the Company with the Securities and Exchange Commission (the “Commission”), although nothing in this Agreement shall be construed as requiring the Company to use the Registration Statement to issue the Common Shares.

The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”), in each of the provinces of Canada other than Québec (the “Canadian Qualifying Jurisdictions”), the Canadian preliminary short form base shelf prospectus, dated April 2, 2019 and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined below) in respect of an aggregate of up to US$750,000,000 (or the equivalent thereof in Canadian dollars or any other currencies) of Common Shares, warrants, options, subscription receipts, debt securities and units (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws. The Alberta Securities Commission (the “Reviewing Authority”), as the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202

– Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Placement Shares, has issued a receipt on behalf of itself and the other Canadian Qualifying Authorities for the Canadian preliminary short form base shelf prospectus and a receipt (the “Receipt”) on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated May 10, 2019 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities (“Canadian Securities Laws”) in each of the Canadian Qualifying Jurisdictions, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Placement Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws; and “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has also prepared and filed with the Commission, pursuant to the Canada/U.S. Multiurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-230692) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date the Registration Statement became effective under the Securities Act is herein called the “U.S. Base Prospectus.” As used herein, “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations, relating to the offering of the Placement Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; “Base

Prospectuses” means, either or both, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectuses” means, either or both, the Canadian Prospectus and the U.S. Prospectus; and “Prospectus Supplements” means, either or both, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing after the execution hereof of any document with or to the Commission or the Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

2. Placements. Each time that the Company wishes to issue and sell the Placement Shares hereunder (each, a “Placement”), it will notify the applicable Agent by email notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters in accordance with which it desires the Placement Shares to be sold, which shall at a minimum include the number of Placement Shares to be issued, the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one Trading Day (as defined in Section 3) and any minimum price below which sales may not be made, a form of which containing such minimum sales parameters necessary is attached hereto as Schedule 1. The Placement Notice shall originate from any of the individuals from the Company set forth on Schedule 2 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from the applicable Agent set forth on Schedule 2, as such Schedule 2 may be amended from time to time. The Placement Notice shall be effective upon receipt by the applicable Agent unless and until (i) in accordance with the notice requirements set forth in Section 4, the applicable Agent declines to accept the terms contained therein for any reason, in its sole discretion, (ii) the entire amount of the Placement Shares have been sold, (iii) in accordance with the notice requirements set forth in Section 4, the Company suspends or terminates the Placement Notice, (iv) the Company issues a subsequent Placement Notice with parameters superseding those included in the earlier dated Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 11. The amount of any discount, commission or other compensation to be paid by the Company to the applicable Agent in connection with the sale of the Placement Shares shall be calculated in accordance with the terms set forth in Schedule 3. It is expressly acknowledged and agreed that neither the Company nor the applicable Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to such Agent and such Agent does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. Notwithstanding the foregoing, the Company may not deliver a Placement Notice to an Agent if the Company has delivered a continuing Placement Notice to another Agent, unless the Company has terminated the prior Placement Notice in accordance with the notice requirements set forth in Section 4. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control.

3. Sale of Placement Shares. Subject to the terms and conditions herein set forth, upon the Company’s delivery of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the applicable Agent, for the period specified in the Placement Notice, will severally and not jointly use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the New York Stock Exchange (the “NYSE”) to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. The applicable Agent will provide written confirmation to the Company (including by email correspondence to each of the individuals of the Company set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the volume-weighted average price of the Placement Shares sold, and the Net Proceeds (as defined below) payable to the Company. The Agents may sell Placement Shares in the United States by any method permitted by law deemed to be an “at the market distribution” as defined in NI 44-102, including without limitation sales made through the NYSE or on any other existing U.S. trading market for the Placement Shares. For the avoidance of doubt, each of the Agents agrees, severally and not jointly, that (i) it is not permitted to sell, and shall not sell, Placement Shares over the Toronto Stock Exchange (the “TSX”) or on any other “marketplace” (within the meaning of Canadian Securities Laws) in Canada, (ii) it will not, to the best of its knowledge, after reasonable inquiry, distribute Placement Shares under the Prospectuses to a purchaser resident in Canada and (iii) no advertisement or solicitation in furtherance of any distribution of Placement Shares contemplated hereunder shall be undertaken in Canada by the Company, the Agents or any underwriter, dealer or agent engaged by the Company in respect of the distribution of Placement Shares contemplated hereunder. Each Agent shall not purchase Placement Shares for its own account as principal unless expressly authorized to do so by the Company in a Placement Notice. The Company acknowledges and agrees that (i) there can be no assurance that the Agents will be successful in selling Placement Shares, and (ii) the Agents will incur no liability or obligation to the Company or any other person or entity if the Agents do not sell Placement Shares for any reason other than a failure by the Agents to use commercially reasonable efforts consistent with their normal trading and sales practices to sell such Placement Shares as required under this Section 3. For the purposes hereof, “Trading Day” means any day on which the Common

Shares are purchased and sold on the principal U.S. market on which the Common Shares are listed or quoted.

4. Suspension of Sales.

(a) The Company or the applicable Agent may, upon notice to the other parties in writing (including by email correspondence to each of the individuals of the other parties set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to each of the individuals of the other parties set forth on Schedule 2), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair either the Company or such Agent’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. Each of the parties agrees, severally and not jointly, that no such notice under this Section 4 shall be effective against the other unless it is made to one of the individuals named on Schedule 2 hereto, as such schedule may be amended from time to time.

(b) Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agents agree that (i) no sale of Placement Shares will take place, (ii) the Company shall not request the sale of any Placement Shares, and (iii) the Agents shall not be obligated to sell or offer to sell any Placement Shares.

(c) If either of the Agents or the Company has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Common Shares, it shall promptly notify the other parties, and any Agent may, in its sole discretion, suspend sales of the Placement Shares under this Agreement.

(c) The Registration Statement became effective on May 14, 2019. Notwithstanding any other provision of this Agreement, during any period in which the Registration Statement is no longer effective under the Securities Act, the Company shall promptly notify the Agents, the Company shall not request the sale of any Placement Shares, and the Agents shall not be obligated to sell or offer to sell any Placement Shares.

5. Settlement.

(a) Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date” and the first such settlement date, the “First Delivery Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against receipt of the Placement Shares sold (the “Net Proceeds”) will be equal to the aggregate sales price received by the applicable Agent at which such Placement Shares were sold, after deduction for (i) such Agent’s commission, discount or other compensation for such sales payable by the Company pursuant to Section 2 hereof, (ii) any other amounts due and payable by the Company to the applicable Agent hereunder pursuant to Section 7(g) (Expenses) hereof, and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b) Delivery of Placement Shares. On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the applicable Agent’s or its designee’s account (provided such Agent shall have given the Company written notice of such designee prior to the Settlement Date) at The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form. On each Settlement Date, the applicable Agent will deliver the related Net Proceeds in same day funds to an account designated by the Company on, or prior to, the Settlement Date. The Company agrees that if the Company, or its transfer agent (if applicable), defaults in its obligation to deliver duly authorized Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 9(a) (Indemnification and Contribution) hereto, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company or its transfer agent (as applicable) and (ii) pay to the Agents any commission, discount, or other compensation to which it would otherwise have been entitled absent such default.

6. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Agents that as of the date of this Agreement, each Representation Date (as defined in Section 7(m)), each date on which a Placement Notice is given, and any date on which Placement Shares are sold hereunder:

(a) Compliance with Registration Requirements. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been instituted or, to the knowledge of the Company, is threatened by the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements or the Prospectuses has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts, as defined under Canadian Securities Laws, relating to the Placement Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with the Agents’ Information (as defined below). The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to each of the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the U.S. Prospectus, as amended or supplemented, in such quantities and at such places as the Agents have reasonably requested.

(b) No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at each Applicable Time and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Securities Act and the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable free writing prospectus(es), if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the public offering price of such Placement Shares, the “Disclosure Package”); and at each Applicable Time and Settlement Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with the Agents’ Information.

(c) Listing. The Common Shares are listed on the TSX and the NYSE and the Placement Shares will be listed and posted for trading on the TSX and the NYSE upon the Company complying with the usual conditions imposed by the TSX and the NYSE, as applicable, with respect thereto. The Company has taken no action designed to, or likely to have the effect of, delisting the Placement Shares from the TSX or the NYSE, nor has the Company received any notification that any Governmental Authority (as defined below), the TSX or the NYSE is contemplating terminating such listing. The Company is subject to, and is in full compliance in all material respects with, (i) National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), (ii) the policies, rules and regulations of the TSX and (iii) the policies, rules and regulations of the NYSE.

(d) Independent Accountant. MNP LLP, who have certified and expressed their opinion with respect to the annual audited consolidated financial statements of the Company for the years ended June 30, 2018 and 2017, including the related notes thereto and supporting schedules contained or incorporated by reference in the Registration Statement, Prospectuses, Disclosure Package and any amendment to the Registration Statement or amendment to the Prospectuses, and KPMG LLP, the Company’s current auditors, are each independent public accountants with respect to the Company and its consolidated subsidiaries (the “Subsidiaries”) as required under applicable Canadian Securities Laws and U.S. Securities Laws (as defined below). There has never been a reportable event (within the meaning of NI 51-102) between the Company and such auditors or any former auditors of the Company. The responsibilities and composition of the Company’s audit committee comply with, and the audit committee operates in accordance with, National Instrument 52-110-Audit Committees and the applicable requirements of the NYSE. “U.S. Securities Laws” means the Securities Act and the Exchange Act of 1934, as amended (the “Exchange Act”), and applicable state securities laws.

(e) Independent Accountant of CanniMed. Deloitte LLP, who have certified and expressed their opinion with respect to the annual audited consolidated financial statements of CanniMed Therapeutics Inc. (“CanniMed”) for the years ended October 31, 2017 and 2016, including the related notes thereto contained or incorporated by reference in the Registration Statement, Prospectuses, Disclosure Package and any amendment to the Registration Statement or amendment to the Prospectuses, were at the time such opinion was issued independent public accountants with respect to CanniMed and its subsidiaries as required under applicable Canadian Securities Laws and, to the knowledge of the Company, there has never been a reportable event (within the meaning of NI 51-102) between CanniMed and such auditors or any former auditors of CanniMed.

(f) Independent Accountant of MedReleaf. KPMG LLP, who have certified and expressed their opinion with respect to the annual audited consolidated financial statements of MedReleaf Corp. (“MedReleaf”) for the years ended March 31, 2018 and 2017, including the related notes thereto and supporting schedules contained or incorporated by reference in the Registration Statement, Prospectuses, Disclosure Package and any amendment to the Registration Statement or amendment to the Prospectuses, were at the time such opinion was issued independent public accountants with respect to MedReleaf and its subsidiaries as required under applicable Canadian Securities Laws and, to the knowledge of the Company, there has never been a reportable event (within the meaning of NI 51-102) between MedReleaf and such auditors or any former auditors of MedReleaf.

(g) Financial Statements. The consolidated financial statements and related notes of the Company and the Subsidiaries contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package (the “Company Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods specified, except as may be expressly stated in the notes thereto, contain no misstatements of material fact and present fairly, in all material respects, the financial condition of the Company on a consolidated basis as at the date thereof and the results of the operations and cash flows of the Company on a consolidated basis for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company on a consolidated basis that are required to be disclosed in such financial statements and there has been no material change in accounting policies or practices of the Company since June 30, 2018. There are no material liabilities of the Company or any Subsidiary whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Company Financial Statements which are not disclosed or reflected in the Company Financial Statements except those disclosed in the Registration Statement, Prospectuses and the

Disclosure Package. The financial information of the Company included in the Registration Statement, Prospectuses and Disclosure Package has been prepared on a basis consistent with that of the Company Financial Statements and the books and records of the Company and presents fairly in all material respects the consolidated financial position, results of operations, deficit and cash flow of the Company, respectively, as at the dates and for the periods indicated. Other than the financial statements contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package, no other financial statements or supporting schedules would have been required to be included in the Registration Statement, Prospectuses or the Disclosure Package under National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards and NI 51-102 under the Canadian Securities Laws.

(h) CanniMed Financial Information. The consolidated financial statements and related notes of CanniMed and its subsidiaries contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package (the “CanniMed Financial Statements”) have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods specified, except as may be expressly stated in the notes thereto, contain no misstatements of material fact and present fairly, in all material respects, the financial condition of CanniMed on a consolidated basis as at the date thereof and the results of the operations and cash flows of CanniMed on a consolidated basis for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of CanniMed on a consolidated basis that are required to be disclosed in such financial statements. There are no material liabilities of CanniMed or any of its subsidiaries whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the CanniMed Financial Statements which are not disclosed or reflected in the CanniMed Financial Statements except those disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(i) MedReleaf Financial Information. The consolidated financial statements and related notes of MedReleaf and its subsidiaries contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package (the “MedReleaf Financial Statements”) have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods specified, except as may be expressly stated in the notes thereto, contain no misstatements of material fact and present fairly, in all material respects, the financial condition of MedReleaf on a consolidated basis as at the date thereof and the results of the operations and cash flows of MedReleaf on a consolidated basis for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of MedReleaf on a consolidated basis that are required to be disclosed in such financial statements. There are no material liabilities of MedReleaf or any of its subsidiaries whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the MedReleaf Financial Statements which are not disclosed or reflected in the MedReleaf Financial Statements except those disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(j) Pro Forma Financial Statements. The unaudited pro forma condensed consolidated financial statements of the Company and the related notes thereto contained or incorporated by reference in the business acquisition report of the Company dated September 5, 2018 relating to its acquisition of MedReleaf that is incorporated by reference in the Registration

Statement, Prospectuses and Disclosure Package fairly present in all material respects in accordance with IFRS, consistently applied, the pro forma consolidated financial position, results of operations and earnings of the Company as at the dates and for the periods indicated after giving effect to the transactions and assumptions described in the related notes thereto. Such unaudited pro forma condensed consolidated financial statements have been prepared in accordance with Canadian Securities Laws and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and assumptions referred to therein. The unaudited pro forma condensed consolidated financial statements of the Company and the related notes thereto contained or incorporated by reference in the business acquisition report of the Company dated April 30, 2018 relating to its acquisition of CanniMed that is incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package fairly present in all material respects in accordance with IFRS, consistently applied, the pro forma consolidated financial position, results of operations and earnings of the Company as at the dates and for the periods indicated after giving effect to the transactions and assumptions described in the related notes thereto. Such unaudited pro forma condensed consolidated financial statements have been prepared in accordance with Canadian Securities Laws and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and assumptions referred to therein.

(k) Statistical, Industry-Related and Market-Related Data. To the knowledge of the Company, the statistical, industry and market related data included or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data agrees with the sources from which it was derived.

(l) Forward-Looking Statements. With respect to forward-looking information contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package: (i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made; (ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information and states the material factors or assumptions used to develop forward-looking information; (iii) all future-oriented financial information and each financial outlook: (A) has been prepared in accordance with IFRS, using the accounting policies the Company expects to use to prepare its historical financial statements for the period covered by the future-oriented financial information or the financial outlook; (B) presents fully, fairly and correctly in all material respects the expected results of the operations for the periods covered thereby; (C) is based on assumptions that are reasonable in the circumstances, reflect the Company’s intended course of action, and reflect management’s expectations concerning the most probable set of economic conditions during the periods covered thereby; and (iv) is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated.

(m) Accurate Disclosure. The statements set forth in the Registration Statement, Prospectuses and Disclosure Package under the headings “Material United States Federal Income Tax Considerations for U.S. Residents,” “Certain Canadian Federal Income Tax Considerations” and “Enforceability of Civil Liabilities by U.S. Investors,” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(n) Transfer Agent. Computershare Trust Company of Canada., at its principal office in Vancouver, British Columbia and Toronto, Ontario, has been duly appointed as the registrar and transfer agent of the Company in Canada with respect to the Common Shares and Computershare Trust Company, N.A. at its office in Canton, Massachusetts, has been duly appointed as co-transfer agent and co-registrar for the Common Shares in the United States.

(o) Disclosure Controls. The Company has established and maintains disclosure controls and procedures (as defined in Canadian Securities Laws and U.S. Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws and U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Laws and U.S. Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Canadian Securities Laws and U.S. Securities Laws is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company’s most recent fiscal quarter; and (iii) are effective in all material respects to perform the functions for which they were established.

(p) Internal Controls. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Subsidiaries; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; (iii) are designed to provide reasonable assurance that receipts and expenditures of the Company and the Subsidiaries are being made only in accordance with authorizations of management and directors of the Company; and (iv) are designed to provide reasonable assurance regarding prevention or timely detection of an unauthorized acquisition, use or disposition of the assets of the Company and the Subsidiaries that could have a material effect on the annual consolidated financial statements or interim consolidated financial statements of the Company. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company believes that the Company’s internal control over financial reporting (as such term is defined under Canadian Securities Laws and U.S. Securities Laws) is effective. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, since the end of the Company’s most recent audited fiscal year, there have been no new significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated) and there have been no changes in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is in compliance with the certification requirements under

National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings with respect to the Company’s annual and interim filings with the Canadian Qualifying Authorities.

(q) Credit Rating. No credit rating organization (i) has imposed (or has informed the Company that it is considering imposing) any condition (financial or otherwise) to retain any rating assigned to the Company or any of the Subsidiaries or to any securities of the Company or any of the Subsidiaries or (ii) has indicated to the Company that it is considering (A) the downgrading, suspension, or withdrawal of, or any review (or of any potential or intended review) for a possible change in, any rating so assigned (including, without limitation, the placing of any of the foregoing ratings on credit watch with negative or developing implications or under review with an uncertain direction) or (B) any change in the outlook for any rating of the Company or any of the Subsidiaries or any securities of the Company or any of the Subsidiaries.

(r) Incorporation of the Company and its Subsidiaries. Each of the Company and its Subsidiaries is a corporation duly incorporated, continued, amalgamated or organized and validly existing under the laws of the jurisdiction in which it was incorporated, continued, amalgamated or organized, as the case may be, and has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licenses and authorizations necessary or required to carry on its business as now conducted and proposed to be conducted to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up. Other than the Subsidiaries and other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company has no direct or indirect Subsidiary nor any investment or any proposed investment in any person which in either case is or could be material to the business and affairs of the Company or which otherwise is required to be disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(s) Capitalization. All of the issued and outstanding Common Shares or other equity interests of the Company and each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. federal and foreign securities laws and were not issued in violation of, and, except as have been waived or disclosed in the Registration Statement, Prospectuses and Disclosure Package, are not subject to, any pre-emptive or similar rights. The Placement Shares and all other outstanding shares or other equity interests of the Company conform in all material respects to the descriptions thereof set forth in the Registration Statement, Prospectuses and Disclosure Package. None of the Placement Shares were issued in violation of any pre-emptive rights or other similar rights granted by the Company to any securityholder of the Company. The Company (either directly or indirectly through a Subsidiary) owns all of the issued and outstanding securities of each Subsidiary, free and clear of all encumbrances, other than pursuant to the Secured Credit Agreement between the Company and the Bank of Montreal, dated August 29, 2018, claims or demands whatsoever and no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from any person (other than the Company) of any interest in any of the shares of any Subsidiary.

(t) Due Authorization. The Company has all necessary power and authority to execute, deliver and perform its obligations under this Agreement and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, Prospectuses and Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Securities Act, as applicable.

(u) Agreement. The Company has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except that the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(v) No Defaults. Neither the Company nor any of the Subsidiaries is (i) in violation of its constating documents, or (ii) in default of the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, joint venture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, except in the case of clause (ii) for any such violations or defaults that would not result in a Material Adverse Effect. “Material Adverse Effect” means the effect resulting from any change (including a decision to implement such a change made by the board of directors or by senior management of the Company or any Subsidiary who believe that confirmation of the decision of the board of directors is probable), event, violation, inaccuracy or circumstance that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition, or results of operations of the Company and the Subsidiaries, taken as a whole. To the knowledge of the Company, no counterparty to any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which the Company or any Subsidiary is a party is in default in the performance or observance thereof, except where such violation or default in performance would not have a Material Adverse Effect.

(w) Compliance with Law and Licenses. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, each of the Company and the Subsidiaries has conducted and is conducting its business in compliance with all applicable laws and regulations of each jurisdiction in which it carries on business, except where the failure to so comply would not have a Material Adverse Effect. The Company and each of the Subsidiaries holds all material requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licenses, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary has received a written notice of non-compliance, nor does it know of or have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a Material Adverse Effect.

(x) Real Property. Other than the Leased Premises and except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, each of the Company and the Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material properties and assets thereof as described in the Registration Statement, Prospectuses and Disclosure Package, and no other property or assets are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which each of the Company and Subsidiaries holds the material property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property (as defined herein) are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof, and such material properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, and all material leases, licenses and other agreements pursuant to which the Company or any Subsidiary derives the interests thereof in such property are in good standing. The Company does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Company or any Subsidiary to use, transfer or otherwise exploit their respective assets, none of the properties (or any interest in, or right to earn an interest in, any property) of the Company or any Subsidiary is subject to any right of first refusal or purchase or acquisition right, and neither the Company nor any Subsidiary has a responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the property and assets thereof. “Leased Premises” means each premises which the Company or any Subsidiary occupies as tenant. With respect to each of the Leased Premises, the Company and the Subsidiaries, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or a Subsidiary occupies the Leased Premises is in good standing and in full force and effect, except where failure to be so would not reasonably be expected to result in a Material Adverse Effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such leases or result in any additional or more onerous obligations under such leases. The Company has provided the Agents with true and complete copies of all leases in respect of the Leased Premises.

(y) Legal Proceedings. No legal, administrative, regulatory or governmental proceedings or inquiries are pending to which the Company or any Subsidiary is a party or to which the property thereof is subject that would result in the revocation or modification of any certificate, authority, permit or license necessary to conduct the business now owned or operated by the Company or any Subsidiary, including the Cannabis Licenses (as defined below), which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect and, to the knowledge of the Company, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Company or any Subsidiary or with respect to the properties or assets thereof.

(z) Actions. There are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or, to the best of the Company’s knowledge, threatened against or affecting the Company or any Subsidiary, or the directors, officers or employees thereof, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Company’s knowledge, there is no basis therefore and neither the Company nor any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may have a Material Adverse Effect or that would materially adversely affect the ability of the Company to perform its obligations under this Agreement. “Governmental Authority” means any governmental authority and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

(aa) No Consents. Except as shall have been made or obtained on or before each Applicable Time and associated Settlement Date, no consent, approval, authorization, order, filing, qualification or registration of or with any Governmental Authority or third party is required for execution, delivery or performance of this Agreement or the consummation of the transactions contemplated herein, except such (i) as may be required under the Canadian Securities Laws or the securities or “Blue Sky” Laws of the U.S. state or non-U.S. jurisdiction or other non-U.S. laws applicable to the purchase of the Placement Shares or (ii) as may be required by the TSX and the NYSE.

(bb) Company Options. The terms and the number of options to purchase Common Shares granted by the Company currently outstanding conforms to the description thereof contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package and, other than as contemplated by this Agreement or otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package, no person, firm or corporation has any agreement or option, right or privilege (contractual or otherwise) capable of becoming an agreement (including convertible or exchangeable securities and warrants) for the purchase or acquisition from the Company or any Subsidiary of any interest in any Common Shares or other securities of the Company or any Subsidiary whether issued or unissued.

(cc) Shareholder Agreements. Except as described in the Registration Statement, Prospectuses and Disclosure Package, there are no voting trusts or agreements, shareholders’ agreements, buy sell agreements, rights of first refusal agreements, agreements relating to restrictions on transfer, pre-emptive rights agreements, tag-along agreements, drag-along agreements or proxies relating to any of the securities of the Company or the Subsidiaries, to which the Company or any of the Subsidiaries is a party.

(dd) No Conflicts. Each of the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, the consummation of the transactions contemplated hereunder and the distribution of the Placement Shares by the Company, if applicable, (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any Applicable Law (as defined below) applicable to the Company; (B) the constating documents, by-laws or resolutions of the Company which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company or any Subsidiary is a party or by which it is bound; or (D) any judgment, decree or order binding the Company or the property or assets of the Company or any Subsidiaries; and (ii) do not affect the rights, duties and obligations of any parties to any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the

Company or any of the Subsidiaries is a party or by which it is bound, nor give a party the right to terminate any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company or any of the Subsidiaries is a party or by which it is bound, by virtue of the application of terms, provisions or conditions therein, except where those rights, duties or obligations, or rights to terminate, are affected in a manner. “Applicable Law” means any U.S., Canadian or foreign federal, provincial, state or local statute, law (including, without limitation, common law) or ordinance, or any judgment, decree, rule, regulation, order or injunction.

(ee) Related Party Transactions. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, none of the directors, officers or employees of the Company or the Subsidiary, any person who owns, directly or indirectly, more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company or any Subsidiary.

(ff) Voting Agreements. The Company is not party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or any Subsidiary, or which will affect voting control of the Company upon completion of the transactions described herein.

(gg) Tax Matters. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by each of the Company and each Subsidiary have been paid in full when due or accrued as required, except where the failure to pay such Taxes would not constitute an adverse material fact in respect of the Company or the Subsidiaries or have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company have been filed when due with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Company or the Subsidiary or have a Material Adverse Effect. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Company or any Subsidiary in any case, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect.

(hh) No Limitations. Neither the Company nor any Subsidiary is a party to, bound by or, to the knowledge of the Company, affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Company or a Subsidiary to compete in any line of business, transfer or move any of its respective assets or operations or could reasonably be expected to have a Material Adverse Effect.

(ii) Environmental Matters. Except as could not be expected, individually or in the aggregate, to have a Material Adverse Effect or as disclosed in the Registration Statement, Prospectuses and Disclosure Package: (i) neither the Company nor any of its Subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”); (ii) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements; (iii) there are no pending or, to the Company’s knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries; and (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(jj) No Material Changes. Since the respective dates as of which information is given in the Registration Statement, Prospectuses and Disclosure Package or any amendment to the Registration Statement or amendment to the Prospectuses, there has not been: (i) any material change in the condition (financial or otherwise), or in the earnings, business, affairs, capital, prospects, operations or management of the Company or any of the Subsidiaries, whether or not arising in the ordinary course of business; or (ii) any dividend or distribution of any kind declared, paid or made by the Company or any of the Subsidiaries on shares in the capital of the Company or a Subsidiary, as applicable.

(kk) No Limitation on Payments. Except as otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package, there is no encumbrance or restriction on the ability of any Subsidiary of the Company to (x) pay dividends or make other distributions on such Subsidiary’s capital stock or to pay any indebtedness to the Company or any other Subsidiary of the Company, (y) make loans or advances or pay any indebtedness to, or investments in, the Company or any other Subsidiary or (z) transfer any of its property or assets to the Company or any other Subsidiary of the Company.

(ll) Labor Matters. No material work stoppage, strike, lock-out, labor disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Company or any Subsidiary currently exists or, to the Company’s knowledge, is imminent or pending and each of the Company and each Subsidiary is in material compliance with all provisions of all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.

(i)

There are no material complaints against the Company or any Subsidiary before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Company or any Subsidiary. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any material obligation upon the Company or any Subsidiary to do or refrain from doing any act. The Company and each Subsidiary are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(ii)

Neither the Company nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the Company’s knowledge, no action has been taken or is being contemplated to organize or unionize any employees of the Company or any Subsidiary that would have a Material Adverse Effect on the Company or any Subsidiary.

(mm) Employee Plans. The Agents have been provided with a true and complete copy of each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company and/or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company and/or any Subsidiary (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(nn) Employment Law Matters. The Company and each Subsidiary is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect.

(oo) No Material Loans. Other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, neither the Company nor any of its Subsidiaries has made any loans to or guaranteed the obligations of any person or which are required to be disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(pp) Investments. To the knowledge of the Company, the interest rate of each interest rate bearing Investment complies with applicable federal or provincial laws and other requirements pertaining to usury and, to the knowledge of the Company, any requirements of any federal, provincial or local law. “Investments” means each of the investments of the Company listed or otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(i)	Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, there has been no material change in the value of the Investments since June 30, 2018.

(ii)

All of the material contracts and agreements of the Company (including, for greater certainty, any contracts and agreements relating to the Investments) have been disclosed in the Registration Statement, Prospectuses and Disclosure Package. Neither the Company nor any of its Subsidiaries has received any notification from any party that it intends to terminate any such material contract.

(iii)

Each of the material agreements and other documents and instruments pursuant to which the Company holds its Investments, property and assets and conducts its business is a valid and subsisting agreement, document and instrument in full force and effect, enforceable in accordance with the terms thereof, the Company is not in default of any of the material provisions of any such agreements, instruments or documents nor has any such default been alleged, and such Investments and assets are in good standing under the applicable statutes and regulations of the governing jurisdiction.

(qq) Minute Books and Corporate Records. The minute books and corporate records of the Company and the Subsidiaries for the period from incorporation to the date hereof made available to the Agents, contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of the Company or such Subsidiaries to the date hereof not reflected in such corporate records, other than those which are not material to the Company or the Subsidiaries, as the case may be.

(rr) No Stop Order. No order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority.

(ss) Securities Laws. There are no material events relating to the Company or any Subsidiary required to be disclosed pursuant to applicable Canadian Securities Laws or U.S. Securities Laws which are not included in or incorporated by reference into the Registration Statement, Prospectuses and Disclosure Package.

(tt) SEDAR and EDGAR. Information available on the Company’s profile on www.sedar.com and the Commission’s Electronic Document Gathering and Retrieval System at www.sec.gov was accurate and complete on the date of filing such information and such information does not contain any misstatements of material fact.

(uu) Significant Acquisitions. Other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company has not entered into any agreement to complete any “significant acquisition” (as such terms is defined in NI 51-102) that would require the filing of a “business acquisition report” (as defined in NI 51-102) pursuant to Canadian Securities Laws, nor is it proposing any such acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high, nor is it proposing any “probable acquisitions” (as contemplated by Form 41-101F1).

(vv) Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(ww) Disclosure Obligations. The Company is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and U.S. Securities Laws and has filed all documents required to be filed by it with the Canadian Qualifying Authorities and the Commission under applicable Canadian Securities Laws and U.S. Securities Laws, and no document has been filed on a confidential basis with the Canadian Authorities that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws and U.S. Securities Law contained, as at the date of filing thereof, a misrepresentation.

(xx) Intellectual Property. The Company and each of the Subsidiaries owns or has all proprietary rights provided in law and at equity to all patents, trademarks, service marks, logos, slogans, whether in word mark or, stylized or design format, copyrights, industrial designs, software, trade secrets, industrial designs, invention, technical data and information, know how, concepts, information and other intellectual and industrial property, whether registered or unregistered, and all rights and claims related thereto (collectively, “Intellectual Property”) necessary to permit the Company and the Subsidiaries to conduct their respective business as currently conducted as described in the Registration Statement, Prospectuses and Disclosure Package. Neither the Company nor any Subsidiary has received any notice nor is the Company aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Company or a Subsidiary therein and which infringement or conflict (if subject to an unfavorable decision, ruling or finding) or invalidity or inadequacy would have a Material Adverse Effect.

(i)

The Company and each Subsidiary has taken all reasonable steps to protect its Intellectual Property in those jurisdictions where, in the reasonable opinion of the Company and/or each Subsidiary carries on a sufficient business to justify such steps.

(ii)

There are no material restrictions on the ability of the Company and the Subsidiaries to use and exploit all rights in the Intellectual Property required in the ordinary course of the business of the Company and each Subsidiary, as applicable. None of the rights of the Company and each Subsidiary in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement.

(iii)	Neither the Company nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) challenging its ownership of or right to use any material Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor to the knowledge of the Company is there a reasonable basis for any claim that any person other than the Company or a Subsidiary has any claim of legal or beneficial ownership or other claim or interest in any material Intellectual Property.

(iv)

All registrations of Intellectual Property are in good standing and are recorded in the name of the Company or a Subsidiary in the appropriate offices to preserve the rights thereto. Other than as would not have a Material Adverse Effect, all such registrations have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained, except where such expiration, abandonment cancellation, expungement or lapse would not have a Material Adverse Effect.

(yy) Any and all of the material agreements and other material documents and instruments pursuant to which any of the Company and/or a Subsidiary holds the property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, none of the Company nor a Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all material leases, licenses and other agreements pursuant to which the Company or a Subsidiary derives the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, license or agreement. None of the properties (or any interest in, or right to earn an interest in, any property) of the Company or a Subsidiary is subject to any right of first refusal or purchase or acquisition right.

(zz) Regulatory Matters. The Company is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company presently in force or, to its knowledge, proposed to be brought into force, or any pending or contemplated change to any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company or any Subsidiary presently in force, that the Company anticipates the Company or any one of its Subsidiaries will be unable to comply with or which could reasonably be expected to materially adversely affect the business of the Company or a Subsidiary or the business environment or legal environment under which such entity operates.

(aaa) Insurance Matters. The Company and each Subsidiary maintains insurance, including, without limitation, general commercial liability, product liability and recall coverage, by insurers of recognized financial responsibility, against such losses, risks and damages to their assets (including biological assets) in such amounts as are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company and the Subsidiaries, and their respective directors, officers and employees, and the Company and the Subsidiaries’ assets, are in good standing and in full force and effect in all respects, and not in default. Each of the Company and each Subsidiary is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, and neither the Company nor any Subsidiary has failed to promptly give any notice of any material claim thereunder.

(bbb) No Materially Misleading Information. All information which has been prepared by the Company or any Subsidiary relating to the Company or any Subsidiary or their respective business, properties and liabilities and made available to the Agents, was, as of the date of such information and is as of the date hereof, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which would make such information materially misleading.

(ccc) Material Facts. The Company has not withheld and will not withhold from the Agents prior to each Applicable Time and Settlement Date, any material facts relating to the Company, any of its Subsidiaries or the transactions described herein.

(ddd) Cannabis Licenses. The Company has provided the Agents with copies of all material documents and correspondence relating to the licenses issued pursuant to the Access to Cannabis for Medical Purposes Regulations, the Narcotic Control Regulations and/or the Cannabis Act, as applicable (the “Cannabis Licenses”), to the Company and any Subsidiary. The Company and its Subsidiaries are in compliance with the terms and conditions of all such Cannabis Licenses and all other licenses, permits and authorizations required in connection with their respective businesses and the Company and each Subsidiary does not anticipate any variations or difficulties in obtaining, maintaining and/or renewing such Cannabis Licenses or any other required license, authorization or permit. The transactions contemplated herein (including the proposed use of proceeds from the offering of the Placement Shares) will not have any adverse impact on the Cannabis Licenses or require the Company or any Subsidiary to obtain any new license under the Cannabis Act or any other Applicable Law.

(eee) German Licenses. The Company and its Subsidiaries have obtained all permits or licenses required in connection with their respective businesses as currently conducted, including: (i) the Cannabis Licenses; and (ii) the German Licenses, and any other authorization or permits from Health Canada or any similar federal, provincial or municipal regulatory body or self-regulatory body in connection with the current and proposed conduct of its business. “German Licenses” means the license held by Aurora Deutschland GmbH as at the date hereof.

(fff) Recalls. Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary has ever received any notice or communication from any customer or Government Authority (including Health Canada) alleging a material defect, an issue requiring a material recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Company or any Subsidiary to a customer and, to the Company’s knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Company or any Subsidiary in respect of any products supplied or sold by the Company or any Subsidiary.

(ggg) Research and Development. All product research and development activities, quality assurance, quality control, testing, and research and analysis activities, conducted by the Company and each Subsidiary in connection with their business is conducted in accordance with best industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Company’s current and proposed business, including its own standard operating procedures and EU GMP standards, where applicable, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

(hhh) Employee Clearance. Each individual employed by or associated with the Company and the Subsidiaries that is required to hold security clearance under the Cannabis Act and related regulations in order to maintain the Cannabis Licenses holds such clearance and the Company and each Subsidiary is not aware of any circumstance that would affect such security clearances.

(iii) Privacy and IT Systems. Each of the Company and each Subsidiary has security measures and safeguards in place to protect personal information it collects from registered patients and customers and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. The Company and the Subsidiaries have complied, in all material respects, with all applicable privacy and consumer protection legislation and none has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner. The Company and the Subsidiaries have taken all reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse. The information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases utilized by the Company and the Subsidiaries (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and the Subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Neither the Company nor any Subsidiary is, to its knowledge, aware of any security breach or unauthorized disclosure of information collected from patients and customers.

(jjj) Market Activities. Neither the Company nor any of its affiliates has and, to the Company’s knowledge, no one acting on its behalf has, (i) taken any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company, whether to facilitate the sale or resale of any of the Placement Shares or otherwise, (ii) sold, bid for, purchased, or paid anyone any compensation for soliciting purchases of, any of the Placement Shares, or (iii) except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(kkk) No U.S. Activities. Neither the Company nor any of its Subsidiaries nor any director, officer, employee or any agent or other person acting on behalf of the Company or any Subsidiary (collectively, “Covered Persons”) nor, to the Company’s knowledge after reasonable inquiry, any entity in which the Company holds an equity interest, has cultivated, produced, processed, imported or distributed any cannabis or cannabinoid product or has otherwise engaged in any direct or indirect dealings or transactions, in each case, involving the purchase or sale of cannabis or cannabinoid product by the Company or any of its controlled Subsidiaries in or to any jurisdiction where such activity is illegal (including the United States of America, its territories and possessions, any state of the United States and the District of Columbia). In addition, no Covered Person has any current intention to engage in any of the foregoing. Neither the Company nor any of its Subsidiaries has operated in or exported any cannabis or cannabinoid product to any jurisdiction except as disclosed in the Registration Statement, Prospectuses and Disclosure Package. The Company and its Subsidiaries have instituted and maintained policies and procedures reasonably designed to ensure that the Company and its Subsidiaries do not carry on any activities in, or distribute any products to, any jurisdiction where such activities or products are not fully in compliance with applicable laws, and that the Company does not maintain investments in any entity that carries on any activities in, or distributes any products to, any jurisdiction where such activities or products are not fully in compliance with applicable laws.

(lll) U.S. Compliance. Neither the Company nor any of its Subsidiaries has violated U.S. federal or state criminal laws, including, without limitation, the Controlled Substances Act, the Racketeering Influenced and Corrupt Practices Act, the Travel Act or any anti-money laundering statute. No action, suit or proceeding by or before any U.S. court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to U.S. federal or state criminal laws is pending or, to the Company’s knowledge, threatened.

(mmm) Investment Company Act. The Company is not and, after giving effect to transactions described herein, including the proposed use of proceeds from the offering of the Placement Shares, as described in the Registration Statement, Prospectuses and Disclosure Package, will not be an “investment company” as defined under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(nnn) Compliance with Anti-Corruption Laws. Neither the Company nor any Subsidiary, nor any director or officer of the Company or any Subsidiary, nor, to the knowledge of the Company, any agent, employee or representative of the Company or any Subsidiary, affiliate or other person associated with or acting on behalf of the Company or any Subsidiary, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment of corporate funds or benefit to any foreign or domestic government or regulatory official or employee, including, without limitation, of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), the U.K. Bribery Act 2010, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offense under any other applicable anti-bribery or anti-corruption laws; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company has instituted, maintained and enforced, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(ooo) Compliance with USA Patriot Act. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable anti-money laundering statutes of all jurisdictions in which the Company and the Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or the Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ppp) No Conflicts with Sanctions Laws. Neither the Company nor any Subsidiary, nor any director or officer of the Company or any Subsidiary, nor, to the knowledge of the Company, any agent, employee or representative of the Company or any Subsidiary, affiliate or other person associated with or acting on behalf of the Company or any Subsidiary is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any Subsidiary located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, the Crimean region, Sudan and Syria (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Placement Shares, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and the Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(qqq) No Stamp Duty. There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale of the Placement Shares.

(rrr) No Withholding Tax. All payments to the Agents pursuant to this Agreement shall be made without withholding for taxes under the Income Tax Act (Canada) provided that such payments are not in respect of services rendered in Canada.

(sss) Certificates. Each certificate signed by any officer of the Company or any of the Subsidiaries, delivered to the Agents shall be deemed a representation and warranty by the Company or any such Subsidiary (and not individually by such officer) to the Agents with respect to the matters covered thereby.

(ttt) Due Diligence Sessions. The responses given by the executive officers of the Company in the due diligence sessions held in connection with the transactions contemplated herein were and shall be true and correct in all material respects as at the time such responses were or are given.

(uuu) The Placement Shares. When issued in accordance with this Agreement, and upon receipt of payment for the Placement Shares, the Placement Shares will have been duly and validly created and issued as fully paid and non-assessable.

(vvv) Canadian Reporting Issuer; Listing of Common Shares. The Company is a reporting issuer under the securities laws of each province in Canada that recognizes the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by any Canadian Qualifying Authority in each such jurisdiction that maintains such a list; the outstanding Common Shares are registered pursuant to Section 12(b) of the Exchange Act.

(www) Not an Ineligible Issuer. The Company currently is not an “ineligible issuer,” as defined in Rule 405 of the rules and regulation of the Commission.

(xxx) Distribution of Offering Material By the Company. The Company has not distributed and will not distribute, prior to the completion of the Agents’ distribution of the Placement Shares, any offering material in connection with the offering and sale of the Placement Shares other than the Prospectus or the Registration Statement.

(yyy) Exchange Act Compliance. The documents incorporated or deemed to be incorporated by reference in the Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Exchange Act.

(zzz) Brokers. Except for the Agents, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(aaaa) No Outstanding Loans. Except as described in the Prospectus, there are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Company to or for the benefit of any of the officers or directors of the Company or any of the members of any of them.

(bbbb) No Reliance. The Company has not relied upon the Agents or legal counsel for the Agents for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

Any certificate signed by an officer of the Company and delivered to the Agents or to counsel for the Agents shall be deemed to be a representation and warranty by the Company to the Agents as to the matters set forth therein.

The Company acknowledges that the Agents and, for purposes of the opinions to be delivered pursuant to Section 7 hereof, counsel to the Company and counsel to the Agents, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

7. Covenants of the Company. The Company covenants and agrees as follows:

(a) Registration Statement Amendments. After the date of this Agreement and during any period in which a Prospectus relating to any Placement Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Registration Statement, other than documents incorporated by reference, has been filed with the Commission and/or has become effective or any subsequent supplement to the Prospectus has been filed and of any request by the Commission for any amendment or supplement to the Registration Statement or Prospectus or for additional information, (ii) the Company will prepare and file with the Commission, promptly upon the Agents’ request, any amendments or supplements to the Registration Statement or Prospectus that, in the Agents’ reasonable opinion, may be necessary or advisable in connection with the distribution of the Placement Shares by the Agents (provided, however, that the failure of any Agent to make such request shall not relieve the Company of any obligation or liability hereunder, or affect the Agents’ right to rely on the representations and warranties made by the Company in this Agreement); (iii) the Company will not file any amendment or supplement to the Registration Statement or Prospectus, other than documents incorporated by reference, relating to the Placement Shares or a security convertible into the Placement Shares unless a copy thereof has been submitted to the Agents within a reasonable period of time before the filing and the Agents have not reasonably objected thereto (provided, however, that the failure of the Agents to make such objection shall not relieve the Company of any obligation or liability hereunder, or affect the Agents’ right to rely on the representations and warranties made by the Company in this Agreement) and the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Registration Statement or Prospectus, except for those documents available via EDGAR; (iv) the Company will cause each amendment or supplement to the Prospectus, other than documents incorporated by reference, to be filed with the Commission as required pursuant to the Rules and Regulations and pursuant to applicable Canadian Securities Laws, and (v) prior to the termination of this Agreement, the Company will notify the Agents if at any time the Registration Statement shall no longer be effective as a result of the passage of time or otherwise.

(b) Notice of Stop Orders. The Company will advise the Agents promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission or any Canadian Qualifying Authority of any stop order or similar order suspending the effectiveness of the Registration Statement or the use of the Canadian Prospectus, as applicable, or of the suspension of the qualification of the Placement Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or similar order or to obtain its withdrawal if such order should be issued. The Company agrees to notify the Agents promptly upon the Company becoming an “ineligible issuer”.

(c) Delivery of Prospectus; Subsequent Changes. During any period in which a Prospectus relating to the Placement Shares is required to be delivered by the Agents under the Securities Act with respect to a pending sale of the Placement Shares, (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will comply with all requirements imposed upon it by the Securities Act, as from time to time in force, and to file on or before their respective due dates all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act and with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will promptly notify the Agents to suspend the offering of Placement Shares during such period and the Company will promptly amend or supplement the Registration Statement, Canadian Base Prospectus or Prospectuses (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(d) Listing of Placement Shares. During any period in which the Prospectus relating to the Placement Shares is required to be delivered by any Agent under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will use its commercially reasonable efforts to cause the Placement Shares to be listed on the NYSE and the TSX and to qualify the Placement Shares for sale under the securities laws of such jurisdictions as reasonably designates and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided, however, that the Company shall not be required in connection therewith to qualify as a foreign corporation or dealer in securities or file a general consent to service of process in any jurisdiction.

(e) Delivery of Registration Statement and Prospectus. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or Prospectus that are filed with the Commission or with the Canadian Qualifying Authorities during any period in which a

Prospectus relating to the Placement Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request and, at the Agents’ request, will also furnish copies of the Prospectus to each exchange or market on which sales of the Placement Shares may be made; provided, however, that the Company shall not be required to furnish any document (other than the Prospectus) to any Agent to the extent such document is available on SEDAR or EDGAR.

(f) Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal year, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) and Rule 158 of the Securities Act.

(g) Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, in accordance with the provisions of Section 11 hereunder, will pay the following expenses all incident to the performance of its obligations hereunder, including, but not limited to, expenses relating to (i) the preparation, printing and filing of the Registration Statement and Canadian Base Prospectus and each amendment and supplement thereto, of each Prospectus and of each amendment and supplement thereto, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) the qualification of the Placement Shares under securities laws in accordance with the provisions of Section 7(d) of this Agreement, including filing fees (provided, however, that any fees or disbursements of counsel for the Agents in connection therewith shall be paid by the Agents), (iv) the printing and delivery to the Agents of copies of the Prospectus and any amendments or supplements thereto, and of this Agreement, (v) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the NYSE and the TSX, and (vi) the filing fees and expenses, if any, of the Commission and the Canadian Qualifying Authorities.

(h) Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectus in the section entitled “Use of Proceeds.”

(i) Notice of Other Sales. During the pendency of any Placement Notice given hereunder, and for 5 trading days following the termination of any Placement Notice given hereunder, the Company shall provide the Agents notice as promptly as reasonably possible before it offers to sell, contracts to sell, sells, grants any option to sell or otherwise disposes of any Common Shares (other than Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire Common Shares; provided, that such notice shall not be required in connection with the (i) issuance, grant or sale of Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise of options or other equity awards pursuant to the any option, bonus or other plan or arrangement described in the Prospectuses, (ii) the issuance of securities in connection with an acquisition, merger or sale or purchase of assets or (iii) the issuance or sale of Common Shares pursuant to any dividend reinvestment plan that the Company may adopt from time to time provided the implementation of such is disclosed to the Agents in advance or (iv) any Common Shares issuable upon the exchange, conversion or redemption of securities or the exercise of warrants, options or other rights in effect or outstanding.

(j) Change of Circumstances. The Company will, at any time during a fiscal quarter in which the Company intends to tender a Placement Notice or sell Placement Shares, advise the Agents promptly after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to any Agent pursuant to this Agreement.

(k) Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by the Agents and their respective agents in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Company’s principal offices, as the Agents may reasonably request.

(l) Required Filings Relating to Placement of Placement Shares. The Company agrees that on such dates as the Securities Act shall require, the Company will (i) file a prospectus supplement with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act (the date of each and every such filing, a “Filing Date”), which prospectus supplement will set forth, within the relevant period, the amount of Placement Shares sold, the Net Proceeds to the Company and the compensation payable by the Company with respect to such Placement Shares, and (ii) deliver such number of copies of each such prospectus supplement to each exchange or market on which such sales were effected as may be required by the rules or regulations of such exchange or market.

(m) Representation Dates; Certificate. On or prior to the First Delivery Date and each time the Company (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files an annual report on Form 40-F; (iii) files or amends interim financial statements on Form 6-K (each date of filing of one or more of the documents referred to in clauses (i) through (iii) shall be a “Representation Date”); the Company shall furnish the Agents with a certificate, in the form attached hereto as Exhibit 7(m) within three (3) Trading Days of any Representation Date if requested by the Agents. The requirement to provide a certificate under this Section 7(m) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agents with a certificate under this Section 7(m), then before the Company delivers the Placement Notice or the applicable Agent sells any Placement Shares, the Company shall provide the Agents with a certificate, in the form attached hereto as Exhibit 7(m), dated the date of the Placement Notice.

(n) Legal Opinions. On or prior to the First Delivery Date and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(m) for which no waiver is applicable, the Company shall cause to be furnished to the Agents (i) a written opinion of

McMillan LLP, Canadian counsel for the Company (the “Company’s Canadian Counsel”), and (ii) a written opinion and negative assurance letter of Jenner & Block LLP, U.S. counsel for the Company (the “Company’s U.S. Counsel”), or other counsel satisfactory to the Agents, in form and substance satisfactory to the Agents and their counsel, dated the date that the opinion is required to be delivered, substantially similar to the form attached hereto as Exhibit 7(n)(i) and Exhibit 7(n)(ii), respectively, modified, as necessary, to relate to the Registration Statement and the Prospectus as then amended or supplemented; provided, however, that in lieu of such opinions for subsequent Representation Dates, counsel may furnish the Agents with a letter (a “Reliance Letter”) to the effect that the Agents may rely on a prior opinion delivered under this Section 7(n) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectus as amended or supplemented at such Representation Date).

(o) Comfort Letters. On or prior to the First Delivery Date and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(m) for which no waiver is applicable, the Company shall cause each of MNP LLP, KPMG LLP and Deloitte LLP (to the extent each of them has reviewed financial statements then included or incorporated by reference in the Prospectuses) to furnish to the Agents letters (“Comfort Letters”), dated the date each Comfort Letter is delivered, in form and substance satisfactory to the Agents, (i) confirming that they are independent registered public accounting firm within the meaning of the Securities Act and the PCAOB, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to the Agents in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectus, as amended and supplemented to the date of such letter.

(p) Chief Financial Officer Certificate. On or prior to the First Delivery Date and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(m) for which no waiver is applicable, the Company shall deliver a certificate executed by the Chief Financial Officer of the Company in the form of Exhibit 7(p) attached hereto.

(q) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares or (ii) sell, bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents; provided, however, that the Company may bid for and purchase Common Shares in accordance with Rule 10b-18 under the Exchange Act.

(r) Insurance. The Company and its Subsidiaries shall maintain, or cause to be maintained, insurance in such amounts and covering such risks as is reasonable and customary for the business in which it is engaged.

(s) Compliance with Laws. The Company and each of its Subsidiaries shall maintain, or cause to be maintained, all material permits, licenses and other authorizations required by federal, state and local law in order to conduct their businesses as described in the Prospectus, and the Company and each of its Subsidiaries shall conduct their businesses, or cause their businesses to be conducted, in substantial compliance with such permits, licenses and authorizations and with applicable environmental laws, except where the failure to maintain or be in compliance with such permits, licenses and authorizations could not reasonably be expected to result in a Material Adverse Change.

(t) Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor its Subsidiaries will be or become, at any time prior to the termination of this Agreement, an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the Commission’s current interpretation as to entities that are not considered an investment company.

(u) Securities Act and Exchange Act. The Company will use its best efforts to comply with all requirements imposed upon it by the Securities Act and the Exchange Act as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the Prospectus.

(v) No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Securities Act) approved in advance by the Company and the Agents in their capacity as principal or agent hereunder, neither the Agents nor the Company (including its agents and representatives, other than the Agents in their capacity as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(w) Sarbanes-Oxley Act. The Company and its Subsidiaries will use their best efforts to comply with all effective applicable provisions of the Sarbanes-Oxley Act.

8. Conditions to Agents’ Obligations. The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a) Registration Statement Effective. The Registration Statement shall be effective and shall be available for (i) all sales of Placement Shares issued pursuant to all prior Placement Notices and (ii) the sale of all Placement Shares contemplated to be issued by any Placement Notice.

(b) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company or any of its Subsidiaries of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state governmental authority during the period of effectiveness of the Registration Statement, the response to which would require any post-effective amendments or supplements to the

Registration Statement or the Prospectus; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (iv) the occurrence of any event that makes any material statement made in the Registration Statement or the Prospectuses or any material document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related Prospectuses or such documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) No Misstatement or Material Omission. The Agents shall not have advised the Company that the Registration Statement or Prospectuses, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agents’ reasonable opinion is material, or omits to state a fact that in the Agents’ opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(d) Material Changes. Except as contemplated in the Prospectus, or disclosed in the Company’s reports filed with the Commission, there shall not have been any material adverse change, on a consolidated basis, in the authorized capital stock of the Company or any Material Adverse Change or any development that could reasonably be expected to result in a Material Adverse Change, or any downgrading in or withdrawal of the rating assigned to any of the Company’s securities (other than asset backed securities) by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company’s securities (other than asset backed securities), the effect of which, in the case of any such action by a rating organization described above, in the reasonable judgment of the Agents (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectus.

(e) Company Counsel Legal Opinions. The Agents shall have received the opinions of the Company’s U.S. Counsel and the Company’s Canadian Counsel required to be delivered pursuant to Section 7(n) on or before the date on which such delivery of such opinion is required pursuant to Section 7(n).

(f) Agents’ Counsel Legal Opinions. The Agents shall have received, on or before the date on which the delivery of opinions of the Company’s U.S. counsel and Canadian counsel are required pursuant to Section 7(n), (i) a written opinion and negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Agents, and (ii) a written opinion from Blake, Cassels & Graydon LLP, Canadian counsel for the Agents, in each case with respect to such matters as the Agents may reasonably require, and the Company shall have furnished to such counsel such documents as they request for enabling them to pass upon such matters.

(g) Comfort Letter. The Agents shall have received the Comfort Letters required to be delivered pursuant to Section 7(o) on or before the date on which such delivery of such Comfort Letters are required pursuant to Section 7(o).

(h) Representation Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 7(m) on or before the date on which delivery of such certificate is required pursuant to Section 7(m).

(i) Secretary’s Certificate. On or prior to the First Delivery Date, the Agents shall have received a certificate, signed on behalf of the Company by its corporate Secretary, in form and substance satisfactory to the Agents and their counsel.

(j) Chief Financial Officer Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 7(p) on or before the date on which delivery of such certificate is required pursuant to Section 7(p).

(k) No Suspension. Trading in the Common Shares shall not have been suspended on the NYSE or the TSX.

(l) Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 7(m), the Company shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may have reasonably requested. All such opinions, certificates, letters and other documents shall have been in compliance with the provisions hereof. The Company will furnish the Agents with such conformed copies of such opinions, certificates, letters and other documents as the Agents shall have reasonably requested.

(m) Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10 under the Securities Act and required by Canadian Securities Laws to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10 under the Securities Act and Canadian Securities Laws. For greater certainty and notwithstanding anything to the contrary in this Agreement, no Placement Shares will be offered or sold in Canada.

(n) Approval for Listing. The Placement Shares shall have been (i) approved for listing on the NYSE, subject only to notice of issuance; and (ii) conditionally approved for listing on the TSX, subject only to fulfilling customary conditions of the TSX.

(o) No Termination Event. There shall not have occurred any event that would permit the Agents to terminate this Agreement pursuant to Section 11(a).

(p) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any free writing prospectus reviewed and consented to by the Agents, provided that each of the Agents covenants with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agents.

9. Indemnification and Contribution.

(a) Company Indemnification. The Company agrees to indemnify and hold harmless each of the Agents, the directors, officers, partners, employees and agents of each Agent and each person, if any, who (i) controls any Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, or (ii) is controlled by or is under common control with any Agent from and against any and all losses, claims, liabilities, expenses and damages (including, but not limited to, any and all reasonable investigative, legal and other expenses incurred in connection with, and any and all amounts paid in settlement (in accordance with Section 9(c)) of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), as and when incurred, to which such Agent, or any such person, may become subject under the Securities Act, the Exchange Act, Canadian Securities Laws or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based, directly or indirectly, on (x) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectuses or any amendment or supplement to the Registration Statement or the Prospectuses or in any free writing prospectus or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Common Shares under the securities laws thereof or filed with the Commission, (y) the omission or alleged omission to state in any such document a material fact required to be stated in it or necessary to make the statements in it not misleading or (z) any breach by any of the indemnifying parties of any of their respective representations, warranties and agreements contained in this Agreement; provided, however, that this indemnity agreement shall not apply to the extent that such loss, claim, liability, expense or damage arises from the sale of the Placement Shares pursuant to this Agreement and is caused directly or indirectly by an untrue statement or omission made in reliance upon and in conformity with the Agents’ Information. This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b) Agents Indemnification. Each Agent agrees, severally and not jointly, to indemnify and hold harmless the Company and its directors and each officer of the Company that signed the Registration Statement, and each person, if any, who (i) controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or (ii) is controlled by or is under common control with the Company against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 9(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendments thereto) or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Agents’ Information.

(c) Procedure. Any party that proposes to assert the right to be indemnified under this Section 9 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 9, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 9 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 9 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 9 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding.

(d) Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 9 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agents, the Company and the Agents will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Agents, such as persons who control the Company within the meaning of the Securities Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total Net Proceeds from the sale of the Placement Shares (before deducting expenses) received by the Company bear to the total compensation received by the Agents from the sale of Placement Shares on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agents, on the other, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Agents agree that it would not be just and equitable if contributions pursuant to this Section 9(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 9(d) shall be deemed to include, for the purpose of this Section 9(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 9(c) hereof. Notwithstanding the foregoing provisions of this Section 9(d), each Agent shall not be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9(d), any person who controls a party to this Agreement within the meaning of the Securities Act, and any officers, directors, partners, employees or agents of the Agents, will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 9(d), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 9(d) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 9(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 9(c) hereof.

10. Representations and Agreements to Survive Delivery. The indemnity and contribution agreements contained in Section 9 of this Agreement and all representations and warranties of the Company herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of the Agents, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

11. Termination.

(a) Each Agent shall have the right by giving notice as hereinafter specified at any time to terminate its obligations under this Agreement if (i) any Material Adverse Change, or any development that could reasonably be expected to result in a Material Adverse Change has occurred that, in the reasonable judgment of such Agent, may materially impair the ability of such Agent to sell the Placement Shares hereunder, (ii) the Company shall have failed, refused or been unable to perform any agreement on its part to be performed hereunder; provided, however, in the case of any failure of the Company to deliver (or cause another person to deliver) any certification, opinion, or letter required under Sections 7(m), 7(n), or 7(o), such Agent’s right to terminate shall not arise unless such failure to deliver (or cause to be delivered) continues for more than thirty (30) days from the date such delivery was required; or (iii) any other condition of such Agent’s obligations hereunder is not fulfilled, or (iv), any suspension or limitation of trading in the Placement Shares or in securities generally on the Nasdaq Stock Market, the NYSE or the TSX shall have occurred. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(g) (Expenses), Section 9 (Indemnification and Contribution), Section 10 (Representations and Agreements to Survive Delivery), Section 16 (Applicable Law; Consent to Jurisdiction) and Section 17 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If an Agent elects to terminate its obligations under this Agreement as provided in this Section 11(a), such Agent shall provide the required notice as specified in Section 12 (Notices).

(b) The Company shall have the right, by giving ten (10) days’ notice as hereinafter specified to terminate this Agreement with any or all of the Agents in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(g), Section 9, Section 10, Section 16 and Section 17 hereof shall remain in full force and effect notwithstanding such termination.

(c) Each Agent shall have the right, by giving ten (10) days’ notice as hereinafter specified to terminate its obligations under this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(g), Section 9, Section 10, Section 16 and Section 17 hereof shall remain in full force and effect notwithstanding such termination.

(d) Unless earlier terminated pursuant to this Section 11, this Agreement shall automatically terminate upon the issuance and sale of all of the Placement Shares through the Agents on the terms and subject to the conditions set forth herein; provided that the provisions of Section 7(g), Section 9, Section 10, Section 16 and Section 17 hereof shall remain in full force and effect notwithstanding such termination.

(e) This Agreement shall remain in full force and effect unless terminated pursuant to Sections 11(a), (b), (c), or (d) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Section 7(g), Section 9, Section 10, Section 16 and Section 17 shall remain in full force and effect.

(f) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by the applicable Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

12. Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified in this Agreement, and if sent to Cowen, shall be delivered to Cowen and Company, LLC, 599 Lexington Avenue, New York, NY 10022, fax no. 646-562-1124, Attention: General Counsel; if sent to BMOCM, shall be delivered to BMO Capital Markets Corp., 3 Times Square, New York, NY 10036, Attention: Equity Capital Markets desk, with a copy to Attention: Legal Department; or if sent to the Company, shall be delivered to Aurora Cannabis Inc. Suite 500, 10355 Jasper Avenue, Edmonton, AB, T5J 1Y6, Canada, attention: General Counsel. Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day (as defined below), or, if such day is not a Business Day on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which the NYSE and commercial banks in the City of New York and Edmonton, Alberta are open for business.

13. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 9 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties; provided, however, that each Agent may assign its rights and obligations hereunder to its affiliates without obtaining the Company’s consent.

14. Additional Agents. Upon five Business Days’ written notice to the Agents, the Company may, in its sole discretion, designate one or more qualified broker-dealers to serve as Agent under this Agreement (each, an “Additional Agent”). In the event the Company designates one or more Additional Agents pursuant to this Agreement, any such Additional

Agent shall be deemed an Agent for all purposes of this Agreement, with all the rights and obligations of an Agent set forth herein.

15. Adjustments for Share Splits. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any share split, share dividend or similar event effected with respect to the Common Shares.

16. Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement.

17. Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement, and its agent for service of process, as applicable, and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Corporation Services Company, 251 Little Falls Drive, County of New Castle, Wilmington, Delaware 19808 (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Placement Shares, that may be instituted in any federal or state court in the State of New York, or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Placement Shares shall be outstanding.

18. Judgement Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than U.S. dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Agents could purchase U.S. dollars with such other currency in The City of New York on the Business day preceding that on which final judgment is given. The obligations of the Company in respect of any sum due from it to any Agent shall, notwithstanding any judgment in any currency other than U.S. dollars, not be discharged until the first Business day, following receipt by such Agent of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Agent may in accordance with normal banking procedures purchase U.S. dollars with such other currency; if the U.S. dollars so purchased are less than the sum originally due to such Agent hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Agent against such loss. If the U.S. dollars so purchased are greater than the sum originally due to such Agent hereunder, such Agent agrees to pay to the Company an amount equal to the excess of the U.S. dollars so purchased over the sum originally due to such Agent hereunder.

19. No Right to Immunity. Except as provided by laws or statutes generally applicable to transactions of the type described in this Agreement, neither the Company nor any Subsidiary or their respective properties, assets or revenues has any right of immunity under Canadian, New York or United States law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any law of Canada, New York or United States federal court, from service of process, attachment upon or prior judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement. To the extent that the Company, any Subsidiary or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 17 of this Agreement.

20. Waiver of Jury Trial. The Company and the Agents each hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

21. Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a) The Agents have been retained solely to act as sales agents in connection with the sale of the Placement Shares and that no fiduciary, advisory or agency relationship between the Company and any Agent has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether any Agent has advised or is advising the Company on other matters;

(b) the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) the Company has been advised that the Agents and their respective affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Agents have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d) the Company waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Agents shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, partners, employees or creditors of the Company.

22. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the others may be made by facsimile transmission.

23. Definitions. As used in this Agreement, the following term has the meaning set forth below:

(a) “Applicable Time” means the date of this Agreement, each Representation Date, the date on which a Placement Notice is given, and any date on which Placement Shares are sold hereunder.

(b) “Agents’ Information” means, solely the following information in the Prospectus: the names of the Agents set forth on the cover and under the heading “Relationship Between the Company and the Selling Agents”.

[Remainder of Page Intentionally Blank]

If the foregoing correctly sets forth the understanding between the Company and the Agents, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and the Agents.

Very truly yours,

COWEN AND COMPANY, LLC

By:	“Michael Murphy”
Name: Michael Murphy
Title: Managing Director

BMO CAPITAL MARKETS CORP.

By:	“Eric Benedict”
Name: Eric Benedict
Title: Managing Director

ACCEPTED as of the date first-above written:

AURORA CANNABIS INC.

By:	“Terry Booth”
Name:	Terry Booth
Title:	CEO

SCHEDULE 1

FORM OF PLACEMENT NOTICE

From:	[ ]
Cc:	[ ]
To:	[ ]
Subject:	Aurora at the Market Offering—Placement Notice

Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Sales Agreement among Aurora Cannabis Inc. (the “Company”), Cowen and Company, LLC (“Cowen”) and BMO Capital Markets Corp. (“BMOCM”), dated May 14, 2019 (the “Agreement”), I hereby request on behalf of the Company that [Cowen][BMOCM] sell up to [    ] of the Company’s common shares at a minimum market price of US$             per share. Sales should begin on the date of this Notice and shall continue until [DATE] [all shares are sold].

SCHEDULE 2

Company Representatives

Glen Ibbott

glen@auroramj.com

Carey Squires

carey.squires@auroramj.com

Cowen Representatives

Michael Murphy

michael.murphy@cowen.com

William Follis

william.follis@cowen.com

BMOCM Representatives

Zach Dombrowski

Zachary.dombrowski@bmo.com

Eric Benedict

Eric.benedict@bmo.com

SCHEDULE 3

Compensation

The amount of compensation to be paid by the Company to each Agent with respect to each Placement for which such Agent acted as sales Agent under this Agreement shall be equal to 2.0% of the gross proceeds from such Placement.

Exhibit 7(n)(i)

MATTERS TO BE COVERED BY

OPINION OF COMPANY’S U.S. COUNSEL

1.

Assuming the compliance of the Canadian Prospectus, including the documents incorporated by reference therein, with Canadian Securities Laws, the Registration Statement and the U.S. Prospectus (other than the financial statements, including schedules, and other financial information contained therein or omitted therefrom, as to which we express no opinion) comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act.

2.	The Sales Agreement (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Company.

3.

The statements in each of the U.S. Prospectus and the Disclosure Package under the heading “Material United States Federal Income Tax Considerations for U.S. Residents”, to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

4.

The issuance and sale of the Placement Shares, the execution and delivery by the Company of the Sales Agreement and the performance of its obligations thereunder will not (i) breach or result in a default under any agreement, indenture or instrument listed on Schedule I hereto (the “Specified Agreements”), (ii) violate those laws, rules and regulations of the United States of America or the State of New York (“Applicable Law”), in each case which in our experience are normally applicable to the transactions of the type contemplated by the Sales Agreement or (iii) violate any judgment, order or decree of any New York or federal court or governmental authority binding upon the Company and which is listed on Schedule II hereto. For purposes of this letter, the term “Applicable Law” does not include federal securities laws or state securities laws or anti-fraud laws.

5.

No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the issuance and sale of the Placement Shares, the execution and delivery by the Company of the Sales Agreement and the performance by the Company of its obligations thereunder. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

6.

The Company is not and, after giving effect to the offering and the sale of the Placement Shares and the application of their proceeds as described in each of the U.S. Prospectus and the Disclosure Package, will not be, required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

7.

Under the laws of the State of New York relating to submission to personal jurisdiction, the Company, pursuant to Section 16 of the Sales Agreement, has (i) validly and irrevocably submitted to the personal jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City of New York, in any suit or proceeding arising out of or relating to the Sales Agreement or the transactions contemplated thereby, (ii) to the maximum extent permitted by law, has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and (iii) to the maximum extent permitted by law, has validly appointed Corporation Services Company, 251 Little Falls Drive, County of New Castle, Wilmington, Delaware 19808 as its authorized agent for the purposes described in the Sales Agreement.

In addition, we have participated in conferences and telephone conversations with representatives of the Agents, including Blake, Cassels & Graydon LLP with respect to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters, officers and other representatives of the Company, including McMillan LLP with respect to Canadian legal matters, Deloitte LLP, Chartered Professional Accountants, Licensed Professional Accountants of Saskatoon, Saskatchewan, KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, of Toronto, Ontario, KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, of Vancouver, British Columbia and MNP LLP, Chartered Professional Accountants, Licensed Public Accountants, of Toronto, Ontario, the independent registered public accountants for CanniMed Therapeutics Inc., MedReleaf Corp. and the Company, respectively, during which conferences and conversations the contents of the Prospectuses and related matters were discussed.

Based upon our participation in such conferences, as well as our understanding of applicable law and the experience that we have gained in the practice thereunder, we advise the Agents that no fact came to our attention that caused us to believe that (i) the Registration Statement (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; or (ii) at the time the U.S. Prospectus was issued, or on the date hereof, the U.S. Prospectus (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, as to which we express no such belief), taken together with the applicable price of the Placement Shares, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

2

Exhibit 7(n)(ii)

MATTERS TO BE COVERED BY

OPINION OF COMPANY’S CANADIAN COUNSEL

1.

The Company has been duly incorporated under the laws of British Columbia, is a valid and existing company and is, with respect to the filing of annual reports with the Registrar of Companies of British Columbia, in good standing.

2.	Each of the Canadian Subsidiaries is an entity organized and existing under the jurisdiction of its incorporation.

3.

Each of the Company and the Canadian Subsidiaries has all necessary corporate power and capacity to own, lease or license, as the case may be, its properties and conduct its business as described in the Prospectuses.

4.	The Company is authorized to issue an unlimited number of common shares, of which, as at [•], [•] common shares were issued and outstanding.

5.	The Company has the corporate power to sign and file the Canadian Prospectus.

6.

The Company has the corporate power and capacity to enter into, execute, deliver and perform its obligations under the Sales Agreement and to carry out the transactions contemplated therein, including, but not limited to, the creation, issue and delivery of the Placement Shares.

7.

All necessary corporate action has been taken by the Company to authorize the execution and delivery of the Sales Agreement and the performance of its obligations thereunder, including but not limited to, the creation, issue and delivery of the Placement Shares.

8.

The Canadian Prospectus has been validly authorized, executed and filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada other than Québec.

9.

The Sales Agreement has been duly executed and delivered by the Company, to the extent that execution and delivery are governed by the laws of Alberta and British Columbia and the federal laws of Canada applicable therein, in each case as in effect on the date hereof.

10.

The execution and delivery of the Sales Agreement and the performance by the Company of its obligations thereunder, including the issuance and sale of the Placement Shares, do not and will not conflict with or result in a breach or violation of, or constitute a default under, whether after notice or lapse of time or both:

(a)	any of the terms, conditions or provisions of the notice of articles or the articles of the Company;

(b)	any of the agreements listed in a schedule to this opinion, which shall include those agreements identified as material contracts in the Company’s current annual information form;

(c)	to our knowledge, any judgment, decree, order, statute, rule or regulation of any court or judicial, regulatory or other legal or governmental agency or body applicable to the Company; or

(d)

any of the terms or provisions of any statute, rule or regulation of the provinces of Canada other than Québec or the federal laws of Canada applicable therein applicable to the Company, including, without limitation, the Applicable Securities Laws.

For the purposes of this opinion, any reference to “Applicable Securities Laws” means the Securities Acts of each of the provinces of Canada, other then Québec, the rules and regulations promulgated under such acts, the published policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities, and the national policy statements, national instruments, multilateral instruments, blanket rulings and orders issued by or adopted and applied by the Canadian Qualifying Authorities.

11.

No consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority under Applicable Securities Laws is required for the execution, delivery and performance by the Company of the Sales Agreement or the consummation of the transactions contemplated therein, except for such as have been made or obtained.

12.

The issuance and sale of the Placement Shares by the Company is not subject to pre-emptive or other similar rights arising under the notice of articles or articles of the Company or under any agreement known to us to which the Company is a party. To our knowledge, except as otherwise described in the Prospectuses, there are no persons with registration or other similar rights to have any securities of the Company registered pursuant to the Registration Statement or sold under the Canadian Base Prospectus.

13.	The attributes of the Company’s common shares conform in all material respects to the description thereof contained under the heading “Description of Securities – Common Shares” in the Prospectuses.

14.	Computershare Investor Services of Canada has been duly appointed as the transfer agent and registrar for the Company’s common shares.

15.

The Company is a reporting issuer (as defined in Applicable Securities Laws) in each of the Provinces of Canada and is not noted as being in default on the list of reporting issuers of any of the Provinces of Canada.

16.

The Placement Shares have been duly authorized and reserved for issuance and, when issued in accordance with the terms of the Sales Agreement at the Settlement Date, once the Company has received delivery of payment of the purchase price therefor, the

Placement Shares will be validly issued and outstanding as fully paid and non-assessable common shares in the authorized share structure of the Company.

17.

The Company’s common shares are listed and posted for trading on the TSX and the Placement Shares have been conditionally approved for trading on the TSX and, upon notification to the TSX of the issuance thereof and fulfillment of the conditions of the TSX, will be listed for trading on the TSX.

18.

The issue by the Company of the Placement Shares in accordance with the terms of the Sales Agreement is exempt from the “prospectus requirement” (as such term is defined in National Instrument 14-101 Definitions) under the applicable securities laws of Ontario, Alberta and British Columbia.

19.	The sale of the Placement Shares by a purchaser from the Agents (or any Additional Agent) will not be subject to section 2.5 or section 2.6 of National Instrument 45-102 – Resale of Securities.

20.

The Company has received appropriate receipts from the Reviewing Authority for the Canadian Prospectus and any amendments thereto filed under Applicable Securities Laws and to the best of such counsel’s knowledge the Reviewing Authority has not revoked any such receipts; no order having the effect of ceasing or suspending the distribution of the Placement Shares has been issued by the Reviewing Authority and to the knowledge of such counsel (without having made any special enquiries in this regard), no proceedings for that purposes have been initiated or are pending or contemplated by the Reviewing Authority.

21.

The Canadian Prospectus (excluding the financial statements and other financial data contained or incorporated by reference therein or omitted therefrom, as to which such counsel need express no opinion) complies as to form in all material respects with the requirements of Applicable Securities Laws, including NI 44-102, as interpreted and applied by the Reviewing Authority.

22.

The statements in the Prospectuses under the caption “Certain Canadian Federal Income Tax Considerations” with respect to Canadian federal income tax fairly summarize the matters referred to therein, subject to the limitations and qualifications stated or referred to therein and applicable thereto.

23.

Any final and conclusive judgment in personam against the Company in respect of the Sales Agreement or any agreement or instrument entered into in connection therewith by a court of the State of New York or of the United States located in the Borough of Manhattan in the State of New York (a “New York Court”), that is subsisting and unsatisfied, has not been stayed and is not impeachable as void or voidable under the internal laws of the State of New York and that is for a sum certain would be recognized and enforced by a court of competent jurisdiction in any of Ontario, Alberta and British Columbia (each, a “Canadian Court”) in accordance with its normal procedural rules including valid service in Ontario, Alberta or British Columbia, as applicable, or the Company having appeared in such process, if:

(a)

the court rendering judgment had jurisdiction over the Company, as recognized by the courts of Ontario, Alberta or British Columbia, as applicable (and submission by the Company in the Sales Agreement will be sufficient for this purpose) and the judgment debtor was properly served in the action leading to such judgment;

(b)

such judgment was not obtained in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of Ontario, Alberta or British Columbia, as applicable (collectively, “Canadian Law”), or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

(c)	the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory, penal or public laws;

(d)	in an action on a default judgment, the judgment contains no manifest error;

(e)	the foreign court did not assume jurisdiction or render judgment as a result of a fraud practised on or by such court;

(f)	there is no new evidence that the judgment was obtained by fraud as to the merits of the claim which was not discoverable with due diligence before the foreign judgment was granted;

(g)	the action to enforce such judgment is commenced within the applicable limitation periods; and

(h)	a dispute between the same parties based on the same subject matter has not given rise to a decision of the Canadian Court or been decided by a foreign authority;

provided, however, that:

(i)	under the Currency Act (Canada), a court of competent jurisdiction in Ontario, Alberta or British Columbia may only render judgment for a sum of money in Canadian currency;

(j)	the enforceability thereof may be limited by applicable bankruptcy, insolvency or other laws of general application limiting the enforcement of creditors’ rights generally;

(k)

enforcement of the judgment is subject to general principles of equity, including, without limitation, the availability of defences such as laches, waiver or estoppel and the power of the Canadian court to stay proceedings before it and the execution of judgments;

(l)

if the judgment of the New York Court includes an interest component, such interest component to the date of the judgment of the New York Court would be included in the principal amount of the Canadian Court judgment in respect thereof, with interest accruing on the principal amount of the New York Court judgment to the date of the Canadian Court judgment at the pre-judgment interest rate of Ontario, Alberta or British Columbia (as applicable) and from the date of such Canadian Court judgment at the post-judgment interest rate of Ontario, Alberta or British Columbia (as applicable); and

(m)	the Canadian Court may stay or decline to hear the action because an appeal is pending or the time for appeal has not expired.

24.

In the event that the Sales Agreement is sought to be enforced in any action or proceedings in Ontario, Alberta or British Columbia (as applicable) in accordance with the laws applicable thereto as chosen by the parties, namely the laws of the State of New York, a Canadian Court would recognize such choice of laws, provided that such choice of laws was bona fide and legal and not made with a view to avoiding the consequences of the laws of any other jurisdiction and provided that such choice is not contrary to public policy as such term is understood under Canadian Law.

25.

In any action or proceeding in a Canadian Court for the enforcement of the Sales Agreement, the Canadian Court would apply the laws of the State of New York (“New York Law”), in accordance with the parties’ choice of New York Law in the Sales Agreement, to all issues which under Canadian Law are to be determined in accordance with the chosen law of the contract, if the parties’ choice of New York Law is bona fide and legal and there is no reason for avoiding the choice on the grounds of public policy as such term is understood under Canadian Law; and subject to the qualifications that, in any such proceeding, and notwithstanding the parties’ choice of law, the Canadian Court:

(a)	will not take judicial notice of the provisions of New York Law but will apply such provisions only if they are pleaded and proven by expert testimony;

(b)	will apply those laws that under Canadian Law would be characterized as procedural and will not apply any New York Law that under Canadian Law would be characterized as procedural;

(c)	will apply provisions of Canadian Law that have overriding effect;

(d)

will not apply any New York Law if such application would be characterized under Canadian Law as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law or if its application would be contrary to public policy as such term is understood under Canadian Law;

(e)	will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed;

(f)

may limit interest payable on a judgment debt as set out in the Interest Act (Canada), Court Order Interest Act (Ontario), Judgement Interest Act (Alberta) and Court Order Interest Act (British Columbia); and

(g)	will only award a monetary judgment in Canadian currency.

A Canadian Court has, however, an inherent power to decline to hear such an action or proceeding if it is contrary to public policy, as such term is understood under Canadian Law, for it to do so, or if it is not the proper forum to hear such action, or if concurrent proceedings are being brought elsewhere.

26.

Assuming that the provisions of the Sales Agreement are legally binding and enforceable under the New York Law, the submission by the Company to the non-exclusive jurisdiction of any New York Court contained in the Sales Agreement would be recognized and given effect by the courts of Ontario, Alberta or British Columbia (as applicable) as a valid submission to the jurisdiction of such courts, provided that the applicable provisions of the Sales Agreement respecting service of process on the Company are duly complied with.

27.

Assuming that the appointment is legally valid, binding and enforceable under New York Law, the courts in Ontario, Alberta or British Columbia (as applicable) would recognize the appointment by the Company of [•] as its representative agent for service of process in the United States of America under the Sales Agreement.

Exhibit 7(m)

OFFICER CERTIFICATE

The undersigned, the duly qualified and elected                              , of Aurora Cannabis Inc. (“Company”), a Company organized and existing under the Business Corporations Act (British Columbia), does hereby certify in such capacity and on behalf of the Company, pursuant to Section 7(m) of the Sales Agreement dated                      , 2019 (the “Sales Agreement”) among the Company, Cowen and Company, LLC and BMO Capital Markets Corp., that to the best of the knowledge of the undersigned:

(i) The representations and warranties of the Company in Section 6 of the Sales Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to materiality or Material Adverse Change, are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions, are true and correct in all material respects as of the date hereof as if made on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii) The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof.

By:
Name:
Title:

Date:

CHIEF FINANCIAL OFFICER CERTIFICATE

CHIEF FINANCIAL OFFICER’S CERTIFICATE

OF

AURORA CANNABIS INC.

[•]

The undersigned, as the Chief Financial Officer of Aurora Cannabis Inc., a corporation incorporated under the Business Corporations Act (British Columbia) (the “Company”), pursuant to Section 7(p) of the Sales Agreement dated May 14, 2019 (the “Sales Agreement”) among the Company, on the one hand, and Cowen and Company, LLC and BMO Capital Markets Corp. (the “Agents”), on the other hand, hereby certifies on behalf of the Company and not in a personal capacity and with no personal liability that:

(a) I am the Chief Financial Officer of the Company and am providing this certificate based on my knowledge of the respective financial records and schedules of the Company and MedReleaf Corp. (“MedReleaf”).

(b) I am knowledgeable with respect to the accounting records and internal accounting practices, policies, procedures and controls of the Company and MedReleaf, and have responsibility for financial and accounting matters with respect to the Company and MedReleaf.

(c) The circled information identified in the pages of the Registration Statement, Prospectus, Disclosure Package and any amendment to the Registration Statement or amendment to the Prospectus and the documents incorporated by reference thereto attached hereto as Exhibit A (the “Circled Information”) has been reviewed by me or members of my staff who are responsible for financial and accounting matters of the Company and MedReleaf, as applicable, and to the best of my knowledge, has been derived from the books and records of the Company and MedReleaf, as applicable.

(d) Based on such review, nothing has come to my attention that would cause me to believe that the Circled Information does not accurately reflect in all material respects the information purported to be presented therein.

This certificate is to assist the Agents in conducting and documenting their investigation of the affairs of the Company in connection with the offering of the Placement Shares pursuant to the Sales Agreement. Capitalized terms used but not defined herein shall have the meanings specified in the Sales Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, I have hereunto set my hand as of the date first written above.

By:

Name:

Title:	Chief Financial Officer